SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13G
                                 (RULE 13D-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )

                         Wintrust Financial Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    97650W108
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                                 (CUSIP Number)






         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 97650W108                     13G                   PAGE 2 OF 9 PAGES

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         MILBANK CORPORATION
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]

                                                                         (b) [ ]
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3.       SEC USE ONLY
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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
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                          5.   SOLE VOTING POWER

                               3,000
        NUMBER OF         ------------------------------------------------------
         SHARES           6.   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY               414,614
          EACH            ------------------------------------------------------
        REPORTING         7.   SOLE DISPOSITIVE POWER
       PERSON WITH
                               3,000
                          ------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER

                               414,614
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9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         417,614
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10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.1%
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12.      TYPE OF REPORTING PERSON

         CO
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

CUSIP NO. 97650W108                     13G                   PAGE 3 OF 9 PAGES

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         LARRY WRIGHT
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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]

                                                                         (b) [ ]
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3.       SEC USE ONLY
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4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
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                          5.   SOLE VOTING POWER

                               29,100
        NUMBER OF         ------------------------------------------------------
         SHARES           6.   SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY               429,257
          EACH            ------------------------------------------------------
        REPORTING         7.   SOLE DISPOSITIVE POWER
       PERSON WITH
                               29,100
                          ------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER

                               429,257
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         458,357
--------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                             [ ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.6%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

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

Item 1(b)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              727 North Bank Lane
              Lake Forest, Illinois 60045

Item 2(a)     NAME OF PERSONS FILING:

              This joint filing is made by Larry Wright and Milbank Corporation (of which Larry Wright is the Vice President and sole shareholder).

Item 2(b)     ADDRESS OF THE PRINCIPAL OFFICES:

              The business address for each of the filing persons is:

              Suite 1435
              135 South LaSalle Street
              Chicago, Illinois 60603

Item 2(c)     CITIZENSHIP:

              Larry Wright is a U.S. citizen; Milbank Corporation was organized and exists under the laws of the State of Delaware.

Item 2(d)     TITLE OF CLASS OF SECURITIES:

              Common Stock

Item 2(e)     CUSIP NUMBER:

              97650W108

Item 3 IF THE STATEMENT IS BEING FILED PURSUANT TO RULE 13D-1(B) OR 13D(B) CHECK WHETHER THE PERSON FILING IS A:

              NOT APPLICABLE

Item 4        OWNERSHIP:

              (a)     AMOUNT BENEFICIALLY OWNED:

                      Milbank Corporation:  417,614
                      Larry Wright:  458,357

              (b)     PERCENTAGE OF CLASS:

                      Milbank Corporation:  5.1%
                      Larry Wright:  5.6%


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

              (c)     (i)      SOLE POWER TO VOTE OR DIRECT THE VOTE:

                               Milbank Corporation:  3,000 shares
                               Larry Wright:  29,100 shares

                               Includes for Mr. Wright 21,433 shares of Common Stock and 4,667 shares subject to warrants held by Mr. Wright and the 3,000 shares held by Milbank Corporation of which Mr. Wright is an executive officer and sole shareholder and with respect to which Mr. Wright exercises voting and investment authority.

              (c)     (ii)     SHARED POWER TO VOTE OR DIRECT THE VOTE:

                               Milbank Corporation:  414,614

                               Includes for Milbank Corporation 391,881 shares of Common Stock and 22,733 shares subject to warrants held by Deerpath Investment Partners, Ltd., an Illinois limited partnership ("Deerpath"), to which Milbank Corporation provides management services. Milbank Corporation disclaims beneficial ownership of such shares.

                               Larry Wright:  429,257 shares

                               Includes for Mr. Wright the 414,614 shares held by Deerpath with respect to which Milbank Corporation has shared voting and investment power and with respect to which Mr. Wright has a power of attorney to act on behalf of the general partner of Deerpath. Also includes an aggregate of 14,643 shares held by two separate trusts of which Mr. Wright is co-trustee. Mr. Wright disclaims beneficial ownership of all such shares.

              (c)     (iii)    SOLE POWER TO DISPOSE OR DIRECT THE DISPOSITION
                               OF:

                               Milbank Corporation:  3,000 shares
                               Larry Wright:  29,100 shares

                               See explanation to Item 4(c)(i) above.

              (c)     (iv)     SHARED POWER TO DISPOSE OR TO DIRECT THE
                               DISPOSITION OF:

                               Milbank Corporation:  414,614 shares
                               Larry Wright:  429,257 shares

                               See explanations to Item 4(c)(ii) above.

Item 5        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

              NOT APPLICABLE

Item 6        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

              Of the shares covered by this joint report, Deerpath Investment Partners, Ltd ("Deerpath"), an investment limited partnership organized and existing under the laws of the State of Illinois, is the record holder of 391,881 shares of Common Stock and warrants to purchase 22,733 shares


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


              (in aggregate, 5.1%). Milbank Corporation provides management services to Deerpath and has shared voting and dispositive power with respect to such shares. Larry Wright, an executive officer and sole shareholder of Milbank Corporation, holds the power of attorney to act for the General Partner of Deerpath with respect to such shares. Mr. Wright and Milbank Corporation disclaim beneficial ownership of the shares held by Deerpath.

Item 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

              NOT APPLICABLE

Item 8        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

              NOT APPLICABLE

Item 9        NOTICE OF DISSOLUTION OF A GROUP:

              NOT APPLICABLE

Item 10       CERTIFICATION:

              By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in the connection with or as a participant in any transaction having such purpose or effect.


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


                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:     February 16, 1998                /s/ LARRY WRIGHT
                                            ------------------------------------
                                            Name:   Larry Wright



                                            MILBANK CORPORATION

Dated:     February 16, 1998                By: /s/ LARRY WRIGHT
                                            ------------------------------------

                                            Name:   Larry Wright

                                            Title:  Vice President


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


                             JOINT FILING AGREEMENT

Larry Wright and Milbank Corporation agree that the initial Schedule 13G, to which this agreement is attached, relating to the Common Stock of Wintrust Financial Corporation is filed on behalf of each of them.

Dated:     February 16, 1998                /s/ LARRY WRIGHT
                                            ------------------------------------
                                            Name:   Larry Wright



                                            MILBANK CORPORATION

Dated:     February 16, 1998                By: /s/ LARRY WRIGHT
                                            ------------------------------------

                                            Name:   Larry Wright

                                            Title:  Vice President


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